Filed pursuant to General Instruction II.L to Form F-10
File No. 333-163021

Prospectus Supplement
(To a Short Form Base Shelf Prospectus Dated November 16, 2009)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated November 16, 2009 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Great Basin Gold Ltd., 1108 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3 (Telephone 1 (888) 633-9332) (Attn: Michael Curlook), and are also available electronically at www.sedar.com.

New Issue	November 17, 2009

73,633,282 Common Shares

             This prospectus supplement relates to the issuance of: (i) up to 51,162,790 of our common shares, issuable from time to time, on conversion of up to an aggregate amount of $110,000,000 principal amount of 8% senior unsecured convertible debentures (the “Debentures”) of Great Basin Gold Ltd. (“Great Basin” or the “Company”) at a price of $1,000 per Debenture expected to be issued by us on or about November 19, 2009 pursuant to the Debenture Offering (as defined herein), and up to 7,674,419 common shares issuable upon conversion of Debentures that may be issued under an over-allotment option (the “Over-Allotment Option”) exercisable up to 30 days after the closing of the Debenture Offering granted to the Debenture Underwriters (as defined herein) pursuant to the terms of the underwriting agreement dated November 3, 2009 between Great Basin Gold Ltd. and the Debenture Underwriters (as defined herein), (ii) up to 14,796,073 common shares issuable in certain circumstances under the terms of the Debentures upon a Change of Control (as defined herein) as payment of a Make Whole Premium (as defined herein) and (iii) such indeterminate number of additional common shares that may be issuable by reason of the anti-dilution provisions contained in the trust indenture governing the Debentures. See “Terms of the Convertible Debentures”.

             On November 12, 2009, we filed a short form prospectus with the securities commissions in each of the provinces and territories of Canada relating to the offering by us of Debentures (the “Debenture Offering”) of the Company. On November 16, 2009 we filed the accompanying short form base shelf prospectus with the British Columbia Securities Commission, and on November 17, 2009 we filed an amendment to our registration statement on Form F-10 (File No. 333-163021) with the United States Securities and Exchange Commission (the “SEC”) relating to the issuance by us of common shares in the aggregate amount of up to $155,000,000, including common shares issuable upon conversion of the Debentures.

             The Debenture Offering is expected to be completed on or about November 19, 2009. The Debentures will mature on November 30, 2014 (the “Maturity Date”) and will bear interest at the rate of 8.0% per annum. The Debentures will be issued and sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated November 3, 2009 between the Company and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Raymond James Ltd. and Thomas Weisel Partners Canada Inc. (collectively, the “Debenture Underwriters”). See “Plan of Distribution”.

             Each Debenture may be converted into common shares of the Company at the option of the holder at any time prior to the close of business on the business day on the earlier of the Maturity Date and the business day

- ii -

immediately preceding the date specified by the Company for redemption of the Debentures, at a conversion price of $2.15 per common share (the “Conversion Price”), being a conversion rate of 465.1163 common share per $1,000 principal amount of Debentures. The number of common shares issuable upon conversion of the Debentures and payment of the Make Whole Premium are subject to adjustment in certain events as described in the Indenture (as defined herein).

             Our outstanding common shares are listed for trading on the Toronto Stock Exchange, or the TSX, on the NYSE Amex Exchange, or the Amex, and on the Johannesburg Stock Exchange, under the trading symbol “GBG”. The TSX has conditionally approved the listing of the common shares issuable on the conversion of the Debentures. Listing is subject to us fulfilling all of the requirements of the TSX on or before February 1, 2010. The Company received approval on November 12, 2009 to list any common shares issuable upon conversion of the Debentures on Amex. The listing will be subject to the Company fulfilling all of the listing requirements of Amex.

             Investing in the common shares involves risks that are described in the “Risk Factors” section beginning on page 35 of the accompanying short form base shelf prospectus.

             This prospectus supplement, together with the registration statement on Form F-10 (File No. 333-163021) filed with the SEC on November 10, 2009 and amended on November 17, 2009, registers the offering of the common shares to which it relates under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces of Canada. Other than in the province of British Columbia, this prospectus supplement does not qualify the distribution of the common shares in any province of Canada.

             We are a foreign private issuer under United States securities laws and are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this short form prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of U.S. companies. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in (i) Note 27 entitled “Reconciliation with United States Generally Accepted Accounting Principles” to our audited consolidated financial statements as at December 31, 2008 and 2007 and for the years then ended included in our Form 40-F for the year ended December 31, 2008 filed with the United States Securities and Exchange Commission (the “SEC”) on March 27, 2009, and (ii) the Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” with respect to our unaudited consolidated interim financial statements as at and for the three and nine months ended September 30, 2009 and 2008 furnished with the SEC under cover of Form 6-K on November 10, 2009.

             You should be aware that the issue of the common shares upon conversion of the Debentures may have tax consequences both in the United States and Canada. This prospectus supplement may not fully describe these tax consequences for investors. You should read the sections containing discussion of certain tax considerations in the United States and Canada in this prospectus supplement.

             Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of British Columbia, all of our officers, all but one of our directors and all of the experts named in this prospectus supplement are residents of Canada or elsewhere outside of the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States.

             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Plan of Distribution	11

Canadian Federal Income Tax Considerations	12

Material U.S. Federal Income Tax Considerations	16

Interests of Experts	22

Auditors, Transfer Agent, Registrar and Trustee	23

Legal Matters	23

DOCUMENTS INCORPORATED BY REFERENCE

             The following documents filed with the securities commission or similar regulatory authority in the Province of British Columbia are specifically incorporated by reference into, and except where herein otherwise provided, form an integral part of, this prospectus supplement:

  the annual information form of the Company dated March 27, 2009;

  the management information circular of the Company dated May 14, 2009 distributed in connection with the annual meeting of shareholders of the Company held on June 22, 2009;

  the audited consolidated financial statements and the notes thereto for the financial years ended December 31, 2008 and 2007, together with the auditors’ report thereon;

  management’s discussion and analysis of financial condition and operations for the financial year ended December 31, 2008;

  the unaudited comparative interim consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2009 and management’s discussion and analysis of financial condition and operations contained in our third quarter 2009 report;

  amended and restated compensation of executive officers for the year ended December 31, 2008, as filed on SEDAR November 12, 2009;

  the material change report dated March 16, 2009 announcing that the Company closed a public offering of 100 million units at the price of $1.30 per unit raising gross proceeds of $130 million; and

  Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” with respect to our unaudited comparative interim consolidated financial statements as at and for the three and nine months ended September 30, 2009 and 2008.

             Material change reports (other than confidential reports), business acquisition reports, interim financial statements and all other documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this prospectus supplement and before the termination of the distribution, will be deemed to be incorporated by reference into this prospectus supplement.

             Any report filed by the Company with the SEC or Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934 (the “Exchange Act”) after the date of this prospectus supplement until the termination of this distribution shall be deemed to be incorporated by reference into the registration statement which this prospectus supplement forms a part of, if and to the extent expressly provided in such report.

             Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this prospectus supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

             Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in the Province of British Columbia. Copies of the documents incorporated herein by reference may be obtained on request without charge from Great Basin Gold Ltd., 1108 - 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3 (Telephone 1 (888) 633-9332) Attn: Michael Curlook, and are also available electronically at www.sedar.com. Our filings through SEDAR are not incorporated by reference in this prospectus supplement except as specifically set out herein.

             Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus supplement, the previous annual information form and all annual financial statements, interim financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus supplement or the accompanying short form base shelf prospectus for purposes of the common shares offered hereunder.

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

             This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the common shares being offered and also adds to and updates information contained in the accompanying short form base shelf prospectus. The second part, the accompanying short form base shelf prospectus, gives more general information, some of which may not apply to the common shares being offered under this prospectus supplement.

             You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus. If the description of the common shares varies between this prospectus supplement and the accompanying short form base shelf prospectus, you should rely on the information in this prospectus supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer of the common shares in any jurisdiction where the offer is not permitted by law. If anyone provides you with any different or inconsistent information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying short form base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

             The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus supplement forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the trust indenture (as defined below); (iii) consents of the experts named in the prospectus supplement (iv) consent of PricewaterhouseCoopers LLP; (v) consent of Lang Michener LLP; (vi) consent of Lane Powell PC; and (vii) powers of attorney from our directors and officers.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

             This prospectus supplement, including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) which may not be based on historical fact, including without limitation statements regarding the Company’s expectations in respect of the exploration and development potential of the Company’s properties, expected capital and operations costs, reserve and resource estimates and plans of operation, including its plan to carry out exploration and development activities. Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimate”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

             Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

  no current production of commercial ore, as the Company is performing test mining operations only;

  the potential inability to ultimately classify all our mineral resources as mineable reserves under SEC rules;

  the estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove un-reliable, and may be subject to revision based on various factors;

  fluctuation of gold prices and currency rates;

  current and potential permit restrictions and/or permit delays which could hinder or ultimately prevent full production mining at Hollister Property;

  impact and cost of compliance with environmental regulations and the actions of environmental opposition groups;

  failure or delay to get an environmental impact statement may hinder, delay or preclude the move into full production mining at Hollister Property, as will the failure to complete the environmental impact assessment at the Burnstone Property;

  changes in mining legislation adversely affecting our operations;

  in South Africa, our ability to retain prospecting and mining rights;

  a history of financial losses and the need for additional exploration and development capital and the need to refinance or repay approximately US$62 million of senior secured notes (the “Senior Secured Notes”) potentially due and repayable on 30 days notice after November 12, 2010;

  ability to obtain necessary exploration and mining permits and comply with all government requirements including environmental, health and safety laws;

  uncertainty surrounding future capital and operating costs, economic returns from mining operations and ultimate value of the Company’s gold properties;

  ability to attract and retain key personnel; and

  other risks detailed from time-to-time in the Company’s quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and those which are discussed under the heading “Risk Factors”.

             Such information is included, among other places, in this prospectus supplement under the heading “Use of Proceeds” and in the annual information form under the headings “Description of Business” and “Risk Factors” and in the Management’s Discussion and Analysis for the year ended December 31, 2008 and the Management’s Discussion and Analysis for the nine-month period ended September 30, 2009, each of such documents being incorporated by reference in this prospectus supplement.

             These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in this prospectus supplement.

             Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to future results, approvals or achievements. The forward-looking statements contained in this prospectus supplement and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of this prospectus supplement to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

DEFINITIONS AND OTHER MATTERS

             Unless the context otherwise requires, references to “we”, “our”, “us” or “Great Basin” mean Great Basin Gold Ltd. and our subsidiaries.

             All currency amounts in this prospectus supplement are in Canadian dollars unless otherwise indicated.

             We prepare our financial statements in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, which differ from U.S. generally accepted accounting principles, or U.S. GAAP. Therefore, our financial statements incorporated by reference in this prospectus supplement and in the documents incorporated by reference in this prospectus supplement may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to (i) Note 27 entitled “Reconciliation with United States Generally Accepted Accounting Principles” to our audited consolidated financial statements as at December 31, 2008 and 2007 and for the years then ended, and (ii) the Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” with respect to our unaudited consolidated interim financial statements as at and for the three and nine months ended September 30, 2009 and 2008, each of which is incorporated herein by reference, for a discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP.

             This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of the offering of the common shares. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying short form base shelf prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and “Where You Can Find Additional Information” in the accompanying short form base shelf prospectus.

TERMS OF THE CONVERTIBLE DEBENTURES

             The Debentures will be governed by a trust indenture (the “Indenture”), expected to be entered into by us and Computershare Trust Company of Canada on November 19, 2009, as trustee and certain of the Company’s subsidiaries, including NC5 Resources Inc., (Cayman), N6C Resources Inc. (Cayman), Southgold Exploration (Pty) Ltd., and Puma Gold (Pty) Ltd. (South Africa)(collectively, the “Guarantee Subsidiaries”). The following is a summary of certain material attributes and characteristics of the Debentures as they relate to conversion of the Debentures, payment of the Make Whole Premium in certain circumstances upon a Change of Control and adjustment to the number of common shares issuable. This summary does not, however, include a description of all of the terms of the Debentures, and reference should be made to the Indenture for a complete description of the terms of the Debentures. We will file the Indenture on SEDAR and will furnish the Indenture to the SEC under cover of Form 6-K upon completion of the Debenture Offering.

General

             The Debentures will be issued under and pursuant to the provisions of the Indenture. The Debentures will be limited in aggregate principal amount to $126,500,000 (including Additional Debentures issued upon exercise of the Over-Allotment Option). The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof and will be available for delivery on or about the closing date (“Closing Date”) of the Debenture Offering. The Debentures will be due on November 30, 2014.

Conversion Right

             Holders may convert their Debentures into Common Shares at any time prior to maturity based on an initial conversion ratio of 465.1163 Common Shares per $1,000 principal amount of Debentures (equivalent to an initial conversion price of $2.15 per Common Share) subject to adjustments, as provided for in the Indenture. A holder may convert fewer than all of such holder’s Debentures so long as the Debentures converted are an integral multiple of $1,000 principal amount of Debentures.

             A holder of a Debenture otherwise entitled to a fractional Common Share will receive cash equal to the fraction of the Common Share multiplied by the Current Market Price (as defined in the Indenture) as at the date of conversion and will only pay such amount if the amount is in excess of $20.00.

             The ability to convert Debentures will expire at the close of business on the business day immediately preceding the stated maturity date, unless previously redeemed by the Company or purchased by the Company at the holder’s option in connection with a Change of Control Purchase Offer (as defined below). A Debenture for which a holder has delivered a Change of Control purchase notice, as described below, requiring the Company to purchase the Debenture may be surrendered for conversion only if such notice is withdrawn in accordance with the Indenture.

Conversion Rate Adjustments

             The Company will adjust the conversion rate in accordance with the Indenture for certain events, including:

(i)	the issuance of Common Shares as a dividend or distribution of any securities or assets to holders of Common Shares;

(ii)	subdivisions and consolidations of Common Shares;

(iii)

the issuance to all holders of Common Shares of some rights or warrants entitling them for a period expiring within 45 days of such issuance to purchase Common Shares, or securities convertible into Common Shares, at a price less than, or having a conversion price per Common Share less than, the Current Market Price of the Common Shares;

(iv)

the distribution to all holders of Common Shares of shares in the capital of the Company, other than Common Shares, or evidences of the Company’s indebtedness or the Company’s assets, including securities, but excluding those rights and warrants referred to above, those rights issued pursuant to a shareholder rights plan and dividends and distributions paid exclusively in cash;

(v)	the payment of any dividend or other distribution consisting exclusively of cash to all holders of Common Shares; and

(vi)

the payment to all holders of Common Shares of cash or any other consideration in respect of a tender offer, take over bid or exchange offer for Common Shares by the Company or any of the Company’s subsidiaries to the extent that the cash and fair market value of any other consideration included in the payment per Common Share exceeds the Current Market Price of the Common Shares on the date of expiry of such tender offer, take over bid or exchange offer.

             In the event that the Company pays a dividend or makes a distribution to all holders of Common Shares consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of the Company, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of Common Shares, in each case based on the weighted average trading price of those securities for the 20 consecutive trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the TSX or such other national or regional exchange or market on which the securities are then listed or quoted.

             The Company will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1% of the conversion rate. However, the Company will carry forward any adjustments that are less than 1% of the conversion rate and take them into account when determining subsequent adjustments. The Company will not make any adjustments if holders of Debentures are permitted to participate in the transactions described above on a basis that is similar to holders of Common Shares, which would otherwise require adjustment of the conversion rate.

             In addition, the Indenture provides that upon conversion of the Debentures, the holders of such Debentures will receive, as a result of becoming a holder of Common Shares and not as additional consideration for the conversion of the Debentures, the rights related to such Common Shares pursuant to any shareholder rights plan then in effect, whether or not such rights have separated from the Common Shares at the time of such conversion. However, there will not be any adjustment to the Conversion Right or conversion rate as a result of:

(i)	the issuance of such rights;

(ii)	the distribution of separate certificates representing such rights;

(iii)	the exercise or redemption of such rights in accordance with any rights agreement; or the termination or invalidation of such rights.

             Notwithstanding the foregoing, if a holder of Debentures exercising its right of conversion after the distribution of rights pursuant to any rights plan in effect at the time of such conversion is not entitled to receive the rights that would otherwise be attributable (but for the date of conversion) to the Common Shares to be received upon such conversion, if any, the conversion rate will be adjusted as though the rights were being distributed to holders of Common Shares on the date the rights become separable from such Common Shares. If such an adjustment is made and such rights are later redeemed, invalidated or terminated, then a corresponding reversing adjustment will be made to the conversion rate on an equitable basis.

             The Indenture permits the Company to increase the conversion rate, to the extent permitted by law and the TSX, for any period of at least 20 days. In that case, the Company will give at least 15 days notice of such increase.

             Subject to a Change of Control Purchase Offer and the make whole premium (the “Make Whole Premium”), if the Company is a party to a consolidation, amalgamation, statutory arrangement, merger, binding share exchange or other combination pursuant to which the Common Shares are converted into cash, securities or other property, at the effective time of the transaction, the right to convert a Debenture into Common Shares will be changed into the right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its Debenture immediately prior to the transaction; provided, however, that if, prior to the date that is five years plus one day from the last date of original issuance of any Debentures, holders of Debentures would otherwise be entitled to receive, upon conversion of the Debentures, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of former clause 212(1)(b)(vii)(E) of the Tax Act (referred to herein as “ineligible consideration”), such holders shall not be entitled to receive such ineligible consideration but the Company or the successor or acquiror, as the case may be, shall have the right (at the sole option of the Company or the successor or acquiror, as the case may be) to deliver either such ineligible consideration or such “prescribed securities” with a market value equal to the market value of such ineligible consideration. In general, prescribed securities would include the Common Shares and other shares which are not redeemable by the holder within five years of the date of issuance of the Debentures. Because of this, certain transactions may result in the Debentures being convertible into prescribed securities that are highly illiquid. This could have a material adverse effect on the value of the Debentures. The Company shall give notice to the holders of Debentures at least 30 days prior to the effective date of such transaction in writing and by release to a business newswire stating the consideration into which the Debentures will be convertible after the effective date of such transaction. After such notice, the Company or the successor or acquiror, as the case may be, may not change the consideration to be delivered upon conversion of the Debenture except in accordance with any other provision of the Indenture.

Change of Control

             In the event of a Change of Control, the Company shall be required to offer to purchase all or a portion of the outstanding Debentures (a “Change of Control Purchase Offer”) on the date (the “Change of Control Purchase Date”) that is 30 business days after the date of such offer, at a purchase price equal to 100% of the principal amount of the Debentures, plus accrued and unpaid interest, if any, to, but not including, the purchase date. If such purchase date is after a record date but on or prior to an interest payment date, then the interest payable on such date will be paid to the holder of record of the Debentures on the relevant record date.

             Within 30 days after the Company knows of the occurrence of a Change of Control, the Company shall be required to give notice to all holders of record of Debentures, as provided in the Indenture, stating among other things, the occurrence of a Change of Control and setting out the terms of the Change of Control Purchase Offer. The Company must also deliver a copy of the notice to the Trustee.

             In order to accept such Change of Control Purchase Offer, a holder must deliver prior to the Change of Control Purchase Date a Change of Control purchase notice stating among other things:

(i)	if Definitive Debentures (as defined below) have been issued, the certificate numbers of the Debentures to be delivered for purchase;

(ii)	the portion of the principal amount of Debentures to be purchased, which must be $1,000 or an integral multiple thereof; and

(iii)	that the Debentures are to be purchased by the Company pursuant to the Change of Control Purchase Offer.

             If the Debentures are not in definitive form, a holder’s Change of Control purchase notice must comply with appropriate CDS procedures.

             A holder may withdraw any Change of Control purchase notice given pursuant to a Change of Control Purchase Offer in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the Change of Control Purchase Date. The notice of withdrawal must state:

(i)	the principal amount of the Debentures being withdrawn;

(ii)	if Definitive Debentures (as defined below) have been issued, the certificate numbers of the withdrawn Debentures; and

(iii)	the principal amount, if any, of the Debentures which remains subject to the Change of Control purchase notice.

             If the Debentures are not in definitive form, a holder’s withdrawal notice must comply with appropriate CDS procedures.

             Payment of the Change of Control purchase price for a Debenture for which a Change of Control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the Debenture, together with necessary endorsements, to the paying agent at any time after delivery of such Change of Control purchase notice. Payment of the Change of Control purchase price for the Debenture will be made promptly following the later of the Change of Control Purchase Date or the time of delivery of the Debenture.

             If the paying agent or the Trustee holds money sufficient to pay the Change of Control purchase price of the Debenture on the business day following the Change of Control Purchase Date in accordance with the terms of the Indenture, then, immediately after the Change of Control Purchase Date, the Debenture will cease to be outstanding and interest on such Debenture will cease to accrue, whether or not the Debenture is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the Change of

Control purchase price upon delivery of the Debenture. This will be the case whether book-entry transfer of the Debentures is made or whether the Debentures are delivered to the paying agent.

             Under the Indenture, a “Change of Control” of the Company will be deemed to have occurred at such time after the original issuance of the Debentures when the following has occurred:

(i)

the acquisition by any person, or group of persons acting jointly or in concert, of beneficial ownership, directly or indirectly, through a purchase, arrangement, merger (except a merger by the Company described in the following paragraph) or other acquisition transaction or series of transactions, of Common Shares entitling that person to exercise more than 50% of the total voting power of all Common Shares entitled to vote generally in elections of directors; or

(ii)

The Company’s amalgamation, consolidation, arrangement or merger with or into any other person, any merger of another person into the Company, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of the Company’s and the Company’s subsidiaries’ properties and assets, taken as a whole, to another person, other than any transaction pursuant to which holders of Common Shares immediately prior to the transaction are entitled to exercise, directly or indirectly, more than 50% of the total voting power of all shares entitled to vote generally in the election of directors of the continuing or surviving person or in the case of the disposition of all or substantially all of the assets, the purchaser thereof, immediately after the transaction.

             Beneficial ownership will be determined in accordance with the Securities Act (British Columbia). The term “person” includes any syndicate or group that would be deemed to be a “person” under the Securities Act (British Columbia).

             The phrase “all or substantially all” of the Company’s and the Company’s subsidiaries’ properties and assets will likely be interpreted under applicable law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in assessing whether a conveyance, transfer, sale, lease or other disposition of all or substantially all of the Company’s and the Company’s subsidiaries’ properties and assets has occurred.

             The Company could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a Change of Control for purposes of the Indenture but that could increase the amount of the Company’s or its subsidiaries’ outstanding indebtedness.

             The Company’s ability to purchase Debentures upon a Change of Control may be limited by the terms of its then outstanding credit agreements.

Determination of Make Whole Premium

             In addition to the requirement for the Company to make a Change of Control Purchase Offer in the event of a Change of Control, if a Change of Control occurs in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting a Change of Control consists of:

(i)	cash, other than cash payments for fractional Common Shares and cash payments made in respect of dissenter’s appraisal rights;

(ii)	trust units, limited partnership units or other participating equity securities of a trust, limited partnership or similar entity;

(iii)	equity securities that are not traded or intended to be traded immediately following such transactions on a stock exchange; or

(iv)	other property that is not traded or intended to be traded immediately following such transactions on a stock exchange,

then, during the period beginning ten trading days before the anticipated date on which the Change of Control becomes effective and ending 30 days after the Change of Control Purchase Offer is delivered, holders of Debentures will be entitled to convert their Debentures, subject to certain limitations, and receive, in addition to the number of Common Shares they would otherwise be entitled to receive, an additional number of Common Shares per $1,000 principal amount of Debentures as set forth below.

             The make whole premium will be determined by reference to the table below and is based on the date on which the Change of Control becomes effective (the “Effective Date”) and the price (the “Stock Price”) paid per Common Share in the transaction constituting the Change of Control. If holders of Common Shares receive only cash in the transaction, the Stock Price shall be the cash amount paid per Common Share. Otherwise, the Stock Price shall be equal to the Current Market Price of the Common Shares immediately preceding the Effective Date.

             The following table shows what the make whole premium would be for each hypothetical Stock Price and Effective Date set forth below, expressed as additional Common Shares per $1,000 principal amount of Debentures. For the avoidance of doubt, the Company shall not be obliged to pay the make whole premium otherwise than by issuance of Common Shares upon conversion.

Make Whole Premium Upon A Change of Control
(Number of Additional Common Shares per C$1,000 Debenture)

Stock Price
on Effective
Date	November 30, 2009	November 30, 2010	November 30, 2011	November 30, 2012	November 30, 2013	November 30, 2014
C$1.71	116.9650	116.9590	116.9590	116.9590	116.9590	116.9590
C$1.75	113.3720	97.9190	85.1840	82.4210	84.3100	103.5920
C$1.80	109.1680	93.5830	80.2250	76.3950	76.8870	87.7190
C$1.85	105.2530	89.5720	75.6570	70.8170	70.1760	72.7040
C$1.90	101.6010	85.8550	71.4430	65.6370	64.0960	58.4800
C$1.95	98.1870	82.4050	67.5520	60.8130	58.5710	44.9840
C$2.00	94.9910	79.1990	63.9560	56.3110	53.5430	32.1640
C$2.05	91.9940	76.2120	60.6290	52.0990	48.9520	19.9690
C$2.10	89.1770	73.4270	57.5470	48.1470	44.7460	8.3540
C$2.15	86.5290	70.8270	54.6950	44.4370	40.8970	0.0000
C$2.20	84.0340	68.3950	52.0480	40.9430	37.3420	0.0000
C$2.25	81.6770	66.1160	49.5890	37.6430	34.0510	0.0000
C$2.50	71.6590	56.6340	39.6660	23.6700	20.7750	0.0000
C$2.75	63.8810	49.5400	32.6960	13.1570	11.2690	0.0000
C$3.00	57.6800	44.0800	27.7120	5.7510	4.3820	0.0000
C$3.50	48.4240	36.2870	21.3580	0.5390	0.1630	0.0000
C$4.00	41.8380	31.0080	17.6370	0.0190	0.0040	0.0000
C$4.50	36.8970	27.1820	15.2180	0.0000	0.0000	0.0000
C$5.00	33.0420	24.2630	13.4930	0.0000	0.0000	0.0000
C$6.00	27.3880	20.0590	11.1190	0.0000	0.0000	0.0000
C$7.00	23.4190	17.1400	9.5030	0.0000	0.0000	0.0000
C$8.00	20.4670	14.9790	8.3080	0.0000	0.0000	0.0000

             The actual Stock Price or Effective Date may not be set forth on the table, in which case:

(i)

if the actual Stock Price on the Effective Date is between two Stock Prices on the table or the actual Effective Date is between two Effective Dates on the table, the make whole premium will be determined by a straight-line interpolation between the make whole premiums set forth for the two Stock Prices and the two Effective Dates on the table based on a 365-day year, as applicable;

(ii)	if the Stock Price on the Effective Date exceeds $8.00 per Common Share, subject to adjustment as described below, no make whole premium will be paid; or

(iii)	if the Stock Price on the Effective Date is less than $1.71 per Common Share, subject to adjustment as described below, no make whole premium will be paid.

             The Stock Prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the Debentures is adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the Stock Price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional Common Shares set forth in the table above will be adjusted in the same manner as the conversion rate as set forth above under “Conversion Right — Conversion Procedures”, other than by operation of an adjustment to the conversion rate by adding the make whole premium as described above.

U.S. Securities Law Compliance

             We have agreed to file and clear this short form base shelf prospectus relating to the common shares issuable from time to time on the conversion of the Debentures with the British Columbia Securities Commission and concurrently, pursuant to the multi-jurisdictional disclosure system adopted by the United States and Canada, file and bring effective a registration statement on Form F-10 with the SEC and to keep the registration statement effective until the later of (i) 12 months from the Closing Date, and (ii) 12 months from the last Over-Allotment Closing Date.

USE OF PROCEEDS

             The Company will not receive any new proceeds upon the conversion of any of the Debentures, rather the principal amount of the Debentures outstanding will be reduced by an amount equal to the principal amount of the Debentures converted.

PLAN OF DISTRIBUTION

             This prospectus supplement relates to the issuance of: (i) up to 51,162,790 of our common shares, issuable from time to time, on conversion of up to an aggregate amount of $110,000,000 principal amount of 8% senior unsecured convertible debentures of Great Basin Gold Ltd. at a price of $1,000 per Debenture expected to be issued by us on or about November 19, 2009 pursuant to the Debenture Offering, and up to 7,674,419 common shares issuable upon exercise of Debentures that may be issued pursuant to the exercise of the Over-Allotment Option granted to the Debenture Underwriters and exercisable up to 30 days after the closing of the Debenture Offering pursuant to the terms of the Underwriting Agreement, (ii) up to 14,796,073 common shares issuable in certain circumstances under the terms of the Debentures upon a Change of Control (as defined herein) as payment of a Make Whole Premium (as defined herein), and (iii) such indeterminate number of additional common shares that may be issuable by reason of the anti-dilution provisions contained in the trust indenture governing the Debentures. The Debentures will mature on November 30, 2014 and will bear interest at the rate of 8.0% per annum. The Debenture Offering is expected to be completed on or about November 19, 2009.

             On November 12, 2009, we filed a short form prospectus with the securities commissions in each of the provinces and territories of Canada relating to the Debenture Offering. On November 16, 2009, we filed the accompanying short form base shelf prospectus with the British Columbia Securities Commission, and on November 17, 2009 we filed a corresponding amendment to our registration statement on Form F-10 (File No. 333-163021) with the SEC relating to the offering by the Company from time to time during the 25 months that the short form base shelf prospectus, including amendments thereto, remains valid of up to $155,000,000 of common shares (the “Base Shelf Registration Statement”). It is a condition of closing of the Debenture Offering the Base Shelf Registration Statement be declared effective by the SEC and that we file with the SEC this prospectus supplement registering the offering of the common shares issuable from time to time on the conversion of the Debentures.

             This prospectus supplement, together with the Base Shelf Registration Statement, registers the offering of the securities to which it relates under the U.S. Securities Act, in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces of Canada. Other than the province of British Columbia, this prospectus supplement does not qualify the distribution of the common shares in any province of Canada.

             Holders of Debentures resident in the United States who acquire common shares pursuant to the conversion of Debentures in accordance with their terms and under the accompanying short form base shelf prospectus and this prospectus supplement may have a right of action against us for any misrepresentation in the accompanying base shelf prospectus and this prospectus supplement. However, the existence and enforceability of such a right of action is not without doubt. By contrast, holders of Debentures resident in Canada (including British Columbia) who may acquire common shares pursuant to the conversion of Debentures in accordance with their terms and who will be deemed to acquire such common shares under applicable Canadian prospectus exemptions, will not have any such right of action.

             The common shares to which this prospectus supplement relates will be issued directly by us to holders of Debentures on the conversion of such Debentures. No underwriters, dealers or agents will be involved in these sales.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

             In the opinion of Lang Michener LLP, counsel to the Company, (“Counsel”), the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a holder who acquires Debentures pursuant to the Debenture Offering on the Closing Date and who, for purposes of the Income Tax Act (Canada)(the “Tax Act”) and at all relevant times, holds the Debentures and will hold the common share acquired under the terms of the Debentures (collectively, the “Securities”) as capital property, and deals at arm’s length, and is not affiliated, with the Company. Generally, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired the Securities in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them, and all other “Canadian securities” (as defined in the Tax Act) owned by such holders treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

             This summary is not applicable to (a) a holder that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules, (b) a holder an interest in which would be a “tax shelter investment” as defined in the Tax Act, (c) a holder that is a “specified financial institution” as defined in the Tax Act or (d) a holder who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Debentures.

             This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”). This summary assumes the Proposed Amendments will be enacted in the form proposed, although no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

             This summary is of a general nature only, is not comprehensive of all possible tax implications, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Securities, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Securities should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Securities pursuant to the Debenture Offering, having regard to their particular circumstances. The discussion below is qualified accordingly.

Holders Resident in Canada

             The following discussion applies to a holder of Securities who meets all the requirements under “General” above and who, at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a “Resident Holder”).

Taxation of Interest on Debentures

             A Resident Holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues or is deemed to accrue to it to the end of the particular taxation year (or if the Resident Holder disposes of the Debentures in the year, that accrues or is deemed to accrue to it until the time of disposition) or that has become receivable by or is received by the Resident Holder before the end of that taxation year, except to the extent that such interest was included in computing the Resident Holder’s income for that or a preceding taxation year.

             Any other Resident Holder, including an individual, will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing income), except to the extent that the interest was included in the Resident Holder’s income for a preceding taxation year. In addition, if at any time a Debenture should become an “investment contract” (as defined in the Tax Act) in relation to a Resident Holder, such Resident Holder will be required to include in computing income for a taxation year any interest that accrues to the Resident Holder on the Debenture up to any “anniversary day” (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the Resident Holder’s income for that year or a preceding taxation year.

             A Resident Holder of Debentures that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a tax (refundable in certain circumstances) of 6 2/3% on its “aggregate investment income”, which is defined in the Tax Act to include interest income.

Exercise of Conversion Privilege

             If on a conversion of a Debenture pursuant to a Resident Holder’s conversion privilege the Company delivers only common share (other than an amount of cash paid in lieu of a fraction of a Common share as described below)(a “qualifying conversion”), the Resident Holder will generally be deemed not to have disposed of the Debenture and, accordingly, will not recognize a capital gain (or capital loss) on such conversion. Under the current administrative practice of the CRA, a Resident Holder who, upon conversion of a Debenture, receives cash not in excess of $200 in lieu of a fraction of a Common share may either treat this amount as proceeds of disposition of a portion of the Debenture, thereby realizing a capital gain (or capital loss), or reduce the adjusted cost base of the common share that the Resident Holder receives on the conversion by the amount of the cash received.

             The cost to a Resident Holder of the common share acquired on the conversion of a Debenture will generally be equal to the Resident Holder’s adjusted cost base of the Debenture immediately before the conversion.

The adjusted cost base to a Resident Holder of common share at any time will be determined by averaging the cost of such common share with the adjusted cost base of any other common share owned by the Resident Holder as capital property at the time.

Disposition of Debentures

             Upon a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition will be included in computing the income of the Resident Holder as described above under “– Taxation of Interest on Debentures”, and will be excluded in computing the Resident Holder’s proceeds of disposition of the Debenture.

             The disposition or deemed disposition of a Debenture, including a redemption, payment on maturity or purchase for cancellation (or any conversion that is not a “qualifying conversion” as described above under “Exercise of Conversion Privilege”), will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base thereof. Such capital gain (or capital loss) will be subject to the tax treatment described below under “– Taxation of Capital Gains and Capital Losses”.

Receipt of Dividends on Common Shares

             Dividends received or deemed to be received on the common share by a Resident Holder who is an individual (other than certain trusts) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules applicable to dividends received from taxable Canadian corporations including the enhanced dividend tax credit rules applicable to any dividend designated by the Company as an “eligible dividend” (if any). There may be limitations on the ability of the Company to designate dividends as eligible dividends. Dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

             A Resident Holder that is a corporation will include dividends received or deemed to be received on common share in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income (subject to all restrictions under the Tax Act), with the result that no tax will generally be payable by it in respect of such dividends. Certain corporations, including a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received on common share to the extent such dividends are deductible in computing taxable income. This tax will generally be refunded to the corporation at a rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Disposition of Common Shares

             A disposition or a deemed disposition of a Common share by a Resident Holder (except to the Company) will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common share are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “– Taxation of Capital Gains and Capital Losses”.

             The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common share may be reduced by the amount of dividends received or deemed to be received by it on such Common share (or on a share for which the Common share has been substituted), to the extent and under the circumstances set out in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns common share, directly or indirectly, through a partnership or a trust.

Taxation of Capital Gains and Capital Losses

             Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

             A Resident Holder that throughout the relevant taxation year is a “Canadian-controlled private corporation” (as defined in the Tax Act) may also be liable to pay a tax of 6 2/3% (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains.

             Capital gains realized by an individual (including certain trusts) may give rise to liability for alternative minimum tax.

Holders Not Resident in Canada

             The following discussion applies to a holder of Securities who meets all the requirements under “General” above and who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not, and is not deemed to, use or hold the Securities in or in respect of carrying on a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere, or an authorized foreign bank (as defined in the Tax Act).

Taxation of Interest on Debentures

             A Non-Resident Holder will not be subject to Canadian withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Company as, on account or in lieu of payment of, or in satisfaction of, interest or principal on the Debentures.

Exercise of Conversion Privilege

             The conversion of a Debenture into common share only on the exercise of a conversion privilege by a NonResident Holder will generally be deemed not to constitute a disposition of the Debenture and, accordingly, a NonResident Holder will not recognize a gain or a loss on such conversion.

Disposition of Debentures and Common Shares

             A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of a Debenture (including on redemption, maturity or purchase for cancellation or conversion that would not, in general terms, be a “qualifying conversion” as referenced above under “Holders Resident in Canada – Exercise of Conversion Privilege”) or of a Common share, as the case may be, unless the Debenture or Common share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non- Resident Holder at the time of disposition and the holder is not entitled to relief under an applicable income tax treaty or convention. So long as the common share are listed on a designated stock exchange (which currently includes the TSX) at the time of disposition, the Debentures and the common share generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company.

Receipt of Dividends on Common Shares

             Where a Non-Resident Holder receives or is deemed to receive a dividend on the common share, the amount of such dividend will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence and the Non-Resident Holder is entitled to the benefits of such convention.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

             TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, U.S. HOLDERS OF DEBENTURES AND COMMON SHARES ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS SHORT FORM PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY SUCH HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) THIS DISCUSSION WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS DISCUSSED IN THIS SHORT FORM PROSPECTUS; AND (C) EACH INVESTOR SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

             In the opinion of Lane Powell PC, the following is an accurate summary of certain material U.S. federal income tax considerations that may be relevant to U.S. holders (as defined below) who acquire Debentures of the Company at their “issue price” pursuant to the Debenture Offering and who will hold the Debentures acquired under the Debenture Offering, and common share acquired under the terms of the Debentures, as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, which generally means property that is held for investment. This summary does not take into account the individual facts and circumstances of any particular U.S. holder of Debentures and common share that may affect the U.S. federal income tax consequences to such U.S. holder. This summary does not discuss or take into account any U.S. federal estate, gift, generation-skipping transfer tax or alternative minimum tax considerations nor any U.S. state or local tax considerations.

             The following summary is based upon current provisions of the Code, currently applicable U.S. Treasury Regulations, or the Regulations, the current Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, and judicial and administrative rulings as of the date hereof, collectively, “U.S. Tax Laws.” This summary is not binding upon the Internal Revenue Service, or IRS, and no rulings have been or will be sought from the IRS regarding any matters discussed in this summary. In that regard, there can be no assurance that one or more of the tax considerations described in this summary will not be challenged by the IRS or upheld by a U.S. court. In addition, U.S. Tax Laws are subject to change at any time and any change could alter or modify the U.S. federal income tax consequences discussed herein in a material and adverse manner, possibly on a retroactive basis.

             In particular, this discussion is directed only to U.S. holders of Debentures or common share acquired under the terms of the Debentures. A “U.S. holder” means a beneficial owner who will hold Debentures acquired at their “issue price” under the Debenture Offering, or common share acquired under the terms of the Debentures, as capital assets, and for U.S. federal income tax purposes is or is classified as:

  a citizen or resident of the United States;

  a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  a trust if it (1) is subject to the primary supervision of a federal, state or local court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

             A U.S. holder of Debentures and common share will not include a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes. If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Great Basin’s Debentures acquired under the Debenture Offering, or common share acquired under the terms of the Debentures, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Each such partnership or partner should consult its tax adviser.

             A “non-U.S. holder” means a beneficial owner of Debentures and common share acquired under the Debenture Offering that is not a U.S. holder. Each non-U.S. holder should consult its tax adviser.

             This summary does not address U.S. federal income tax considerations applicable to U.S. holders of Debentures and common share that may be subject to special tax rules, including, but not limited to:

  banks, financial institutions and insurance companies;

  real estate investment trusts, regulated investment companies or grantor trusts;

  tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

  brokers, dealers and traders in securities;

  dealers in securities or currencies or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  persons that use Debentures and common share as security for a loan;

  persons that hold Debentures and common share as a part of a hedging, integrated or conversion transaction or a straddle, or as part of any other risk reduction transaction;

  persons that own, or are deemed to own, 10% or more, by voting power or value, of Great Basin’s common share;

  persons whose “functional currency” is not the U.S. dollar.

             Each U.S. holder of Debentures or common share should consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of Debentures acquired under the Debenture Offering, and common share acquired under the terms of the Debentures, as may apply to a U.S. holder’s particular circumstances. Anything contained in this summary is not intended or written to be used, and it cannot be used by a U.S. holder, for the purpose of avoiding U.S. federal income tax penalties under the Code.

General Tax Considerations for Debentures

Classification of Debentures

             The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the Debentures. Great Basin will treat the Debentures as indebtedness for U.S. federal income tax purposes and each U.S. holder of Debentures, by acquiring Debentures under the Debenture Offering or otherwise investing in Debentures, agrees to treat such Debentures as indebtedness for U.S. federal income tax purposes.

             The remainder of this discussion assumes that the Debentures are treated as indebtedness for U.S. federal income tax purposes and that the classification of the Debentures as indebtedness will be respected for U.S. federal income tax purposes. If the Debentures were treated as equity, then the discussion below concerning common shares would be applicable to the Debentures. Each U.S. holder of Debentures should consult its tax advisor regarding whether the tax consequences if the Debentures are not treated as indebtedness for U.S. federal income tax purposes.

Payments of Interest

             Stated interest paid on the Debentures will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes.

             The amount of interest paid to a U.S. holder of Debentures in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Debentures

             Upon the sale, exchange, redemption, retirement or other taxable disposition (collectively, a “disposition”) of a Debenture, a U.S. holder will generally recognize gain or loss equal to the difference between (i) the amount of cash received by such U.S. holder in exchange for the Debenture (other than cash received in respect of accrued but unpaid interest previously included in income) and (ii) such U.S. holder’s adjusted tax basis in the Debenture on the date of disposition. A U.S. holder’s adjusted tax basis in a Debenture generally will be equal to the cost of the Debenture to such U.S. holder, increased by the amount of original issue discount included in income by such U.S. holder with respect to the Debenture.

             Subject to the discussion below under Passive Foreign Investment Company Considerations for Debentures and common shares, gain or loss from the disposition of a Debenture generally will be capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder held the Debenture for more than one year at the time of such disposition. Long-term capital gain of individuals and certain other non-corporate taxpayers is generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations. Amounts received by a U.S. holder in respect of accrued and unpaid interest on a Debenture will generally be taxed as ordinary interest income for U.S. federal income tax purposes to the extent not previously included in income.

             As discussed below, we believe that we are a PFIC for U.S. federal income tax purposes. Because the conversion feature of the Debentures is treated as an equity interest in Great Basin for purposes of the PFIC rules, this status will result in material adverse U.S. federal income tax consequences for you if you are a U.S. holder of Debentures, including having gains recognized on the disposition of the Debentures treated as ordinary income rather than as capital gains, and having potentially punitive interest charges apply to those gains.

Exercise of Conversion Right

             In general, a U.S. holder of Debentures will recognize no gain or loss upon the exercise of the conversion right to receive common shares in exchange for the Debentures. The U.S. holder’s adjusted tax basis in the common shares will equal the U.S. holder’s adjusted tax basis in the exchanged Debentures. The taxation of distributions and dispositions of common shares received on conversion of Debentures is discussed below.

Adjustment to Conversion Ratio

             Depending on the facts, an adjustment to the conversion ratio of the Debentures may be treated for U.S. federal income tax purposes as the payment of a dividend by Great Basin to the U.S. holder of such Debentures.

Passive Foreign Investment Company Considerations for Debentures and Common Shares

             Great Basin is organized and operated as a publicly-traded company, none of the owners of which have unlimited liability pursuant to federal or provincial law. Accordingly, under the Code, Great Basin is taxable as a corporation for U.S. federal income tax purposes.

             A non-U.S. corporation will be classified as a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through and related person rules, (i) 75% or more of its gross income for such taxable year is passive income or (ii) 50% or more of the assets held by it either produce passive income or are held for the production of passive income, based on the fair market value of such assets. For purposes of the PFIC rules, “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Among other special rules, income from working capital, such as interest, generally is considered passive income and cash deposited in a bank account is generally an asset held for the production of passive income.

             Based on Great Basin’s income, assets and activities to date, Great Basin believes that it is classified for U.S. federal income tax purposes as a PFIC. Depending on its income, assets and activities through the close of this taxable year and in subsequent taxable years, Great Basin believes that it may continue to be classified as a PFIC for this taxable year and for subsequent taxable years. However, because PFIC classification is determined annually and generally after the close of the taxable year in question, Great Basin’s classification as a PFIC for this taxable year and subsequent taxable years cannot be determined with certainty as of the date of this Prospectus. If a corporation is classified as a PFIC for any taxable year during which a U.S. holder holds common shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. holder continues to hold the common shares even if such corporation would not be classified as a PFIC in that year based on its gross income and assets.

             Each U.S. holder of Debentures and common shares should consult its tax advisor regarding the U.S. federal income tax consequences of whether Great Basin is classified as a PFIC for any taxable year.

PFIC Special Tax Regime

             In general, under the PFIC rules, unless a U.S. holder of common shares makes an election to treat Great Basin and each Subsidiary PFIC (as defined below) as a “qualified electing fund”, or a QEF, or makes a mark-to-market election with respect to its common shares (see below, neither of which elections are available to a U.S. holder of Debentures), a special tax regime will apply to both (i) any “excess distribution” received with respect to the common shares or Debentures (generally, the U.S. holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by the U.S. holder in the shorter of the three preceding years or the U.S. holder’s holding period) and (ii) any gain realized on the sale or other disposition of the common shares or Debentures. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to U.S. federal income tax as if (i) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period (including the U.S. holder’s holding period for the Debentures), (ii) the amount deemed realized had been subject to tax in each year of that holding period (excluding any year prior to the first year that Great Basin was a PFIC during the U.S. holder’s holding period) at the highest marginal rate in effect for such year, and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in each such year, other than the year of the excess distribution or the disposition. The sum of the taxes and interest calculated for all years will be an addition to the tax for the year in which the sale or other disposition of the common shares occurs. A U.S. holder that is not a corporation must treat the interest as non-deductible personal interest.

Distributions and Dispositions

             General U.S. federal income tax rules, not the PFIC Special Tax Regime, apply to a U.S. holder of common shares who receives distributions from Great Basin that are not treated as excess distributions, or who receives distributions from Great Basin when it has not been classified as a PFIC during such U.S. holder’s holding period for the common shares or the Debentures. Under these general rules, a U.S. holder of common shares that receives a distribution, including a constructive distribution, that is paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution). The dividends will be included in gross income as ordinary income and generally will not be eligible for the dividends received deduction allowed to a corporate U.S. holder. Subject to the treatment of such gain under the PFIC Special Tax Regime described above and the QEF and Mark-to-Market rules discussed below, to the extent that such a non-excess distribution exceeds current and accumulated earnings and profits, such distribution will be treated (i) first, as a tax-free return of capital to the extent of a U.S. holder’s tax basis in the common shares and, (ii) thereafter, as capital gain from the sale or exchange of such common shares.

             The amount of a distribution paid to a U.S. holder of common shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

             A U.S. holder of common shares that pays (whether directly or through withholding) Canadian income tax with respect to distributions by Great Basin generally may be entitled, at the election of such U.S. holder, to receive either a deduction or a credit for such Canadian income tax paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s “foreign source” taxable income bears to such U.S. holder’s worldwide taxable income. The Canada-United States Income Tax Convention provides for tax credits for Canadian taxes incurred with respect to gains in accordance with the limitations under the Code. However, the amount of a distribution with respect to the common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, potentially resulting in a reduced foreign tax credit allowance to a U.S. holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. holder should consult its U.S. tax advisor regarding the foreign tax credit rules.

             In general, a U.S. holder of common shares will recognize gain or loss upon the sale or exchange of such shares equal to the difference between the amount realized and such holder’s adjusted tax basis (as calculated for U.S. federal income tax purposes) in the common shares, as determined in U.S. dollars. The adjusted tax basis in the common shares of a U.S. holder should equal the amount paid for the underlying Debenture(s), adjusted as discussed above, and as determined in U.S. dollars. Subject to the discussions under “QEF Election” and “Mark-to-Market Election” below, any gain from the disposition of the common shares will be taxable as ordinary income under the PFIC Special Tax Regime described above. However, if Great Basin has not been classified as a PFIC during such U.S. holder’s holding period for the common shares and Debentures, any gain or loss recognized will be capital gain or loss.

QEF Election

             A U.S. holder of common shares that makes a QEF election will be subject to U.S. federal income tax on such U.S. holder’s pro rata share of (i) Great Basin’s net capital gain, which will be taxed as long-term capital gain to such U.S. holder, and (ii) Great Basin’s ordinary earnings, which will be taxed as ordinary income to such U.S. holder, regardless of whether such amounts are actually distributed to such U.S. holder. However, a U.S. holder that makes a QEF election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible. Great Basin intends to timely supply U.S. holders with the information (which may be significant) needed for such U.S. holders to comply with the requirements of their QEF elections.

             A U.S. holder of common shares that makes a QEF election generally (i) may receive a tax-free distribution from Great Basin to the extent that such distribution represents Great Basin’s “earnings and profits” that were previously included in income by the U.S. holder because of such QEF election and (ii) will adjust such U.S. holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF election. In addition, for U.S. federal income tax purposes, a U.S. holder that makes a QEF election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

             Under applicable Regulations, a person that holds an option, warrant, or other right to acquire shares of a PFIC such as convertible debt may not make a QEF election that will apply to either (i) the option, warrant, or other right or (ii) the shares of the PFIC subject to the option, warrant, or other right. Accordingly, a U.S. holder of Debentures may not make a QEF election that will apply to the Debentures

             In addition, under applicable Regulations, if a person holds an option, warrant, or other right to acquire shares of a PFIC such as convertible debt, the holding period with respect to the shares of the PFIC acquired on the exercise of such option, warrant, or other right will include the period that the option, warrant, or other right was held. Accordingly, the holding period for common shares acquired on the conversion of Debentures includes the period during which the Debentures were held.

             The general effect of these special rules is that (i) excess distributions paid on common shares acquired on conversion of Debentures, and gains recognized on the sale or other disposition of common shares acquired on conversion of Debentures, will be spread over a U.S. holder’s entire holding period for such Debentures and common shares (pursuant to the PFIC Special Tax Regime discussed above) and (ii) if a U.S. holder makes a QEF election on the conversion of the Debentures and receipt of the common shares, that election generally will not be a timely QEF election with respect to such common shares (and the PFIC Special Tax Regime discussed above will continue to apply). It appears, however, that a U.S. holder receiving common shares on the conversion of Debentures should be eligible to make an effective QEF election as of the first day of the taxable year of such U.S. holder beginning after the receipt of such common shares if such U.S. holder also makes an election to recognize gain (which will be taxed under the PFIC Special Tax Regime discussed above) as if such common shares were sold on such date at fair market value. The tax owed by a U.S. holder as a result of making such election may be significant. In addition, gain recognized on the sale or other disposition (other than by conversion) of the Debentures by a U.S. holder will be subject to the PFIC Special Tax Regime discussed above. Each U.S. holder should consult its tax advisor regarding the application of the PFIC rules to the Debentures and the common shares received on conversion of the Debentures.

Mark-to-Market Election

             A U.S. holder of common shares may make a mark-to-market election only if the common shares are marketable stock. common shares generally will be “marketable stock” if the common shares are regularly traded on a qualified exchange or other market. Great Basin’s common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of common shares are traded on a qualified exchange on at least 15 days during each calendar quarter. A “qualified exchange” includes any national securities exchange that is registered with the Securities Exchange Commission or the national market system established pursuant to section 11A of the Exchange Act.

             If a U.S. holder makes the mark-to-market election, the U.S. holder generally will include as ordinary income, for each year in which Great Basin is a PFIC, the excess, if any, of the fair market value of the common shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. holder makes the mark-to-market election, the holder’s tax basis in the common shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of the common shares will be treated as ordinary income and any loss recognized on such sale or disposition would be ordinary loss (to the extent such loss does not exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years, and any excess loss not treated as ordinary would be treated as capital loss). Although a U.S. holder may be eligible to make a mark-to-market election with respect to Great Basin’s common shares, no such election may be made with respect to the stock of any Subsidiary PFIC (as defined below) that such U.S. holder is treated as owning, because such stock is not marketable.

             Further, because Regulations have not yet been issued treating convertible debt as marketable stock, no mark-to-market election may be made with respect to the Debentures. Hence, the mark-to-market election may not be effective to eliminate the interest charge described above with respect to common shares on the conversion of the Debentures. Moreover, a mark-to-market election made for common shares at the time of conversion of the Debentures will trigger all the gain previously deferred in the Debentures. Each U.S. holder should consult its tax advisor regarding the application of the PFIC rules to the Debentures and the common shares received on conversion of the Debentures.

PFIC Subsidiaries

             If Great Basin owns shares of another foreign corporation that also is a PFIC, or a Subsidiary PFIC, under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. holder or an indirect distribution received by a U.S. holder, subject to the rules discussed above. To the extent that gain recognized on the actual disposition by a U.S. holder of the common shares or income recognized by a U.S. holder on an actual distribution received on the common shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

             The PFIC rules are complex and certain other additional adverse rules may apply to a U.S. holder of common shares. Each U.S. holder should consult its tax advisor regarding application and operation of the PFIC rules, including the availability and advisability of, and procedure for, making the QEF election and mark-to-market election.

Backup Withholding

             Great Basin may be required in certain circumstances to withhold U.S. federal income tax (called “backup withholding”) on certain payments paid to non-corporate U.S. holders of Debentures and common shares who are not “exempt recipients” and who fail to provide their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications (generally on a Form W-9), or who are otherwise subject to backup withholding. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Backup withholding is not an additional tax. Any amounts withheld from payments made to such a U.S. holder may be refunded or credited against the U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Information Filing

             In general, there may be certain information reporting requirements that apply to payments of principal and interest on Debentures, dividends on common shares, and the proceeds of dispositions of Debentures and common shares unless the U.S. holder is an exempt recipient. Where Great Basin is a PFIC with respect to a U.S. holder of common shares, such U.S. holder generally must file IRS Form 8621 reporting distributions received and gain realized with respect to each PFIC in which the U.S. holder holds a direct or indirect interest. Each U.S. holder should consult its tax advisor regarding applicable information or other reporting requirements.

             Each U.S. holder of Debentures and common shares should consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of Debentures acquired under the Debenture Offering, and common shares acquired under the terms of the Debentures, as may apply to a U.S. holder’s particular circumstances. Anything contained in this summary is not intended or written to be used, and it cannot be used by a U.S. holder, for the purpose of avoiding U.S. federal income tax penalties under the Code.

INTERESTS OF EXPERTS

             To the extent not disclosed in our annual information form, the following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in the short form base shelf prospectus either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)

Deon van der Heever, Pr. Sci. Nat., GeoLogix Mineral Resource Consultants (Pty) Ltd., Johan G. Oelofse, Pr. Eng., FSAIMM and Philip N. Bentley, Pr. Sci. Nat., prepared a technical report entitled “Revised

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project” dated effective October 21, 2009, as amended November 9, 2009;

(b)

Stephen J. Godden, FIMMM, C. Eng., S. Godden & Associates Ltd., Johan G. Oelofse, Pr. Eng., FSAIMM, Philip N. Bentley, Pr. Sci. Nat. and Deon van der Heever, Pr. Sci. Nat., GeoLogix Mineral Resource Consultants (Pty) Ltd. prepared a technical report entitled “Revised Technical Report on the June 2009 Update of the Mineral Resource Estimate for Hollister Gold Mine” dated effective June 17, 2009, with a report date of October 30, 2009;

(c)	Lane Powell PC provided a summary herein of certain material U.S. federal income tax considerations; and

(d)	Lang Michener LLP provided summary herein of certain material federal Canadian income tax considerations and with respect to eligibility for investment of the Debentures and common shares.

             To our knowledge, none of these entities or individuals holds, directly or indirectly, more than 1% of our issued and outstanding common shares.

             Based on information provided by the relevant persons, and except as otherwise disclosed in this prospectus supplement, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours or have any beneficial ownership, direct or indirect, of our securities or of an associated party or an affiliate of ours.

AUDITORS, TRANSFER AGENT, REGISTRAR AND TRUSTEE

             The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia who have advised that they are independent with respect to the Company within the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

LEGAL MATTERS

             Certain legal matters relating to the offering of common shares issuable upon conversion of the Debentures will be passed upon by Lang Michener LLP and Lane Powell PC on our behalf. As at the date hereof, the partners and associates of Lang Michener LLP and Lane Powell PC as a group, beneficially own, directly or indirectly, less than one percent of our outstanding common shares.